UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HOMEAWAY, INC.

(Names of Subject Company)

HMS 1 INC.

(Offeror)

EXPEDIA, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

43739Q100

(CUSIP Number of Class of Securities)

Robert J. Dzielak, Esq.

Executive Vice President, Secretary and General Counsel

Expedia Inc.

333 108th Ave NE,

Bellevue, WA 98004

(425) 679-7251

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,317,520,136	$434,774.28

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $36.57, the average of the high and low sales prices per share of HomeAway common stock on November 11, 2015, as reported by Nasdaq, and (ii) 118,061,803 (the maximum number of shares of HomeAway common stock estimated to be outstanding immediately prior to the consummation of the offer and the mergers (including shares of HomeAway common stock that may become outstanding as a result of the exercise of vested options of HomeAway, full conversion of HomeAway’s 0.125% convertible senior notes due 2019 and full exercise of HomeAway’s outstanding warrants)).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the proposed maximum offering price.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $314,103	Filing Party: Expedia, Inc.
Form or Registration No.: Form S-4	Date Filed: November 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Expedia, Inc., a Delaware corporation (“Expedia”), and HMS 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Expedia (the “Offeror”). This Schedule TO relates to the offer by Offeror to exchange for each outstanding share of common stock, $0.0001 par value per share, of HomeAway, Inc., a Delaware corporation (“HomeAway”), (a) $10.15 in cash and (b) 0.2065 of a share of Expedia common stock, plus cash in lieu of any fractional shares in each case, without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated November 16, 2015 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

Expedia has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated November 16, 2015, relating to the offer and sale of shares of Expedia common stock to be issued to holders of shares of HomeAway common stock validly tendered into the Offer and not validly withdrawn (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Expedia or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Reorganization, dated as of November 4, 2015, by and among Expedia, HomeAway, and Offeror, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About the Offer and the Mergers” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is HomeAway, Inc., a Delaware corporation. Its principal executive office is located at 1011 W. Fifth Street, Suite 300, Austin, Texas 78703 and its telephone number is (512) 684-1101.

(b) As of November 12, 2015, (i)(A) 96,480,107 HomeAway shares were issued and outstanding (including 319,633 HomeAway shares underlying outstanding restricted stock awards), (B) no HomeAway shares were held in treasury, (C) no HomeAway shares were held by the subsidiaries of HomeAway, (D) restricted stock units representing 3,516,959 HomeAway shares were outstanding, (ii) 10,925,344 HomeAway shares were reserved for issuance pursuant to HomeAway’s 2011 Equity Incentive Plan, HomeAway’s 2005 Stock Plan and HomeAway’s 2004 Stock Plan, (iii) such number of HomeAway shares that may from time to time be issuable upon conversion of those certain 0.125% convertible senior notes due 2019 in the aggregate principal amount of $402,500,000 were reserved for issuance by resolution of the HomeAway board of directors, (iv) the maximum number of HomeAway shares issuable pursuant to outstanding warrants exercisable for HomeAway common stock was 7,716,046 HomeAway shares, and (v) no shares of the HomeAway’s preferred stock were issued or outstanding.

(c) The information concerning the principal market in which the HomeAway shares are traded and certain high and low sales prices for the HomeAway shares in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies—Expedia” and “The Companies—Offeror” are incorporated into this Schedule TO by reference.

(c) The information set forth in Annex C of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Expedia and the Offeror” is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Mergers,” “The Offer—Expedia’s Reasons for the Offer and the Mergers,” “The Offer—HomeAway’s Reasons for the Offer and the Mergers; Recommendation of HomeAway’s Board of Directors,” “The Offer—Interests of Certain Persons in the Offer and the Mergers,” “Transaction Agreement” and “The Offer —Certain Relationships with HomeAway” are incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Mergers,” “The Offer—Background of the Offer and Mergers,” “The Offer—Expedia’s Reasons for the Offer and the Mergers,” “The Offer—Purpose of the Offer and the Mergers,” “The Offer—Plans for HomeAway” and “Transaction Agreement” are incorporated into this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Mergers,” “The Offer—Expedia’s Reasons for the Offer and the Mergers,” “Transaction Agreement” and “The Offer—Certain Relationships with HomeAway” are incorporated into this Schedule TO by reference.

(b) None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Procedure for Tendering” and “The Offer—Fees and Expenses” are incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of Expedia,” “Selected Historical Consolidated Financial Data of HomeAway” and “Where to Obtain More Information” are incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements” are incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Expedia’s Registration Statement on Form S-4 filed on November 16, 2015 (the “Form S-4”))

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

Exhibit No.	Description

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Expedia and HomeAway, dated November 4, 2015 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Expedia on November 4, 2015)

(a)(5)(B)	Email from Dara Khosrowshahi to Expedia employees (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 4, 2015)

(a)(5)(C)	Transcript from a conference call held by Expedia and HomeAway to discuss the transaction (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 5, 2015)

(a)(5)(D)	Email from Bob Dzielak to Expedia employees (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 6, 2015)

(a)(5)(E)	Transcript from a RBC Capital Markets TMT Investor Conference attended by Expedia (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 12, 2015)

(a)(5)(F)	Investor Presentation Materials, dated November 2015, titled “Expedia Agrees to Acquire HomeAway” (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 16, 2015)

(a)(5)(G)	Form of Summary Advertisement*

(d)(1)	Agreement and Plan of Reorganization among Expedia, HomeAway, and Offeror, dated as of November 4, 2015 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Expedia on November 5, 2015)

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2015

HMS 1 INC.

By:	/s/ Robert J. Dzielak
Name:	Robert J. Dzielak
Title:	Vice President and Secretary

EXPEDIA, INC.

By:	/s/ Robert J. Dzielak
Name:	Robert J. Dzielak
Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Expedia’s Registration Statement on Form S-4 filed on November 16, 2015 (the “Form S-4”))

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Expedia and HomeAway, dated November 4, 2015 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Expedia on November 4, 2015)

(a)(5)(B)	Email from Dara Khosrowshahi to Expedia employees (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 4, 2015)

(a)(5)(C)	Transcript from a conference call held by Expedia and HomeAway to discuss the transaction (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 5, 2015)

(a)(5)(D)	Email from Bob Dzielak to Expedia employees (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 6, 2015)

(a)(5)(E)	Transcript from a RBC Capital Markets TMT Investor Conference attended by Expedia (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 12, 2015)

(a)(5)(F)	Investor Presentation Materials, dated November 2015, titled “Expedia Agrees to Acquire HomeAway” (incorporated by reference to Expedia’s filing pursuant to Rule 425 on November 16, 2015)

(a)(5)(G)	Form of Summary Advertisement*

(d)(1)	Agreement and Plan of Reorganization among Expedia, HomeAway, and Offeror, dated as of November 4, 2015 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Expedia on November 5, 2015)

*	Filed herewith.